Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

Party A: Kaixin Holdings

Party B: Jet Sound Hong Kong Company Limited

Party C: Hsiao-Ching Chiu

Party D: AUTOA2A, LTD.

WHEREAS:

1. Party A is a company listed on NASDAQ, registered in the Cayman Islands. Party B is a wholly-owned subsidiary of Party A, registered in Hong Kong. Party C is the sole owner of 100% of the equity of Hongkong Taohaoche Limited (the “Target Company”), registered in Hong Kong, engaged in the automobile wholesale and retail business, with strong market presence and promising future development prospects. Party D is a company registered in the British Virgin Islands, responsible for acting as the escrow agent to manage the consideration shares stipulated under this securities purchase agreement (the “Agreement”).

2. Party B intends to acquire 100% of the equity in the Target Company held by Party C, and Party A will issue a number of ordinary shares as consideration for this acquisition. Upon completion of the acquisition, the Target Company will become a subsidiary controlled by Party B.

3. To protect the interests of all parties involved in the acquisition and promote the steady development of the post-acquisition company's business, the parties agree to structure the considerations as follows: Party A will issue and grant 10 million Class A ordinary shares of its own (the "Consideration Shares") as stipulated in this Agreement. The parties unanimously agree that these shares shall be held in escrow by Party D as the Escrow Agent, and the specific terms of escrow shall be set forth in a separately executed Escrow Agreement. The shares shall be released to Party C in batches based on the Target Company's actual performance during the assessment periods, and shall be adjusted in accordance with the conditions agreed herein.

4. Party C commits to using its best efforts to make the Target Company achieve the operational performance targets set forth in this Agreement over the next five assessment years, which will serve as the basis for the annual adjustment and release of the Consideration Shares.

NOW, THEREFORE, the parties hereby agree as follows through friendly consultation based on the principles of equality, mutual benefit, honesty, and credibility:

ARTICLE 1 DEFINITIONS

1.1 Consideration Shares: Refers to the 10 million Class A ordinary shares issued by Party A, a NASDAQ-listed company, as consideration for Party B's acquisition of 100% of the equity of the Target Company, to be granted to Party D pursuant to this Agreement.

1.2 Escrow Agent: Refers to Party D, AUTOA2A, LTD., a company registered in the British Virgin Islands, responsible for acting as the independent escrow agent to manage the Consideration Shares under this Agreement and to release and transfer them to Party C in batches during the performance assessment period according to the conditions stipulated in this Agreement and the Escrow Agreement.

1.3 Target Company: Refers to Hongkong Taohaoche Limited, registered in Hong Kong, engaged in the automobile wholesale and retail business.

1.4 Performance Assessment Period: Refers to the six consecutive fiscal year period, from September 1, 2026, to August 31, 2032. Performance is assessed once every two years, i.e., three times during the six-year period.

1.5 Performance Targets: Refers to the revenue target for each of the two-year performance assessment periods listed in Article 4 of this Agreement.

1.6 Escrow Agreement: Refers to the separate agreement to be jointly executed by the parties regarding the escrow, release, and other matters related to the Consideration Shares under this Agreement.

ARTICLE 2 THE ACQUISITION

2.1 Party B shall acquire 100% of the equity in the Target Company held by Party C.

2.2 The consideration for this acquisition shall be 10 million Class A ordinary shares issued by Party A, a listed company on NASDAQ. The Consideration Shares shall be granted to Party D, the Escrow Agent, for management and shall be released and transferred to Party C in three batches during the assessment period, in accordance with the conditions stipulated in this Agreement and the Escrow Agreement.

ARTICLE 3 SHARE GRANT AND RIGHTS

3.1 Party A agrees to grant the Consideration Shares to Party D, the Escrow Agent, and Party D agrees to accept such grant. The Consideration Shares shall be held and managed by Party D as the Escrow Agent and released to Party C in three batches during the six-year Performance Assessment Period based on actual performance and adjusted according to this Agreement and the Escrow Agreement.

3.2 Party C shall enjoy the dividend and voting rights attached to the Consideration Shares during the escrow period.

ARTICLE 4 PERFORMANCE TARGETS

4.1 Party C irrevocably commits and guarantees that the Target Company shall achieve the following Performance Targets during the Performance Assessment Period:

-	First Two-Year Assessment Period: September 1, 2026, to August 31, 2028

-	Operating Revenue: Not less than RMB 1.00 billion

-	Second Two-Year Assessment Period: September 1, 2028, to August 31, 2030

-	Operating Revenue: Not less than RMB 1.10 billion

-	Third Two-Year Assessment Period: September 1, 2030, to August 31, 2032

-	Operating Revenue: Not less than RMB 1.20 billion

4.2 The aforementioned Performance Targets must be confirmed by an accounting firm approved by Party A.

ARTICLE 5 SHARE ADJUSTMENT AND RELEASE MECHANISM

5.1 Phased Release Mechanism: Within sixty (60) days after the end of each two-year assessment period, provided that the Target Company has achieved the Performance Target for that assessment period, as confirmed in writing by an accounting firm approved by Party A, Party D, the Escrow Agent, shall release one third of the Consideration Shares to Party C in accordance with the terms of the Agreement and the Escrow Agreement. Any released shares will not be transferable until the end of the six-year Performance Assessment Period.

5.2 Performance Adjustment Mechanism:

(1) If the actual Operating Revenue of the Target Company in any two-year assessment period fails to meet the specified target, the number of shares releasable in that year shall be reduced according to the following formula:

Deductible Shares = (Target Operating Revenue - Actual Operating Revenue) / Target Operating Revenue × one third of the Consideration Shares. Such deductible shares shall be retained by Party D for future release to Party C in the subsequent years.

(2) If the actual Operating Revenue of the Target Company in any two-year assessment period exceeds the specified target, the excess amount may be used to offset any shortfall in the Operating Revenue of the other two-year assessment periods.

The number of additional shares eligible for offset shall be calculated by dividing the excess amount of Operating Revenue by the Target Operating Revenue of the particular period times one third of the Consideration Shares, and the Escrow Agent shall release such additional shares to Party C pursuant to the Agreement and the Escrow Agreement. In case any deductible shares have not been released by the Escrow Agent to Party C at the end of the six-year period, such shares shall be released in the subsequent years based on the same method as specified in Clause 5.1 above, using the Operating Revenue in the third two-year assessment period as the performance target for each of the subsequent two-year periods.

5.3 If Party A conducts any share consolidation during the Performance Assessment Period, the quantity of the Consideration Shares shall be increased proportionally. Party A shall issue additional shares to Party D to make up for the difference in the number of Consideration Shares due to the share consolidation.

5.4 Under certain circumstances, the quantity and timing of shares to be released in any year may be adjusted upon mutual written agreement by all parties.

ARTICLE 6 COST BEARING

All taxes and fees (including but not limited to income tax, stamp duty, registration fees, legal fees, audit fees, etc.) arising from the grant, escrow management, and transfer of the Consideration Shares shall be borne by the respective parties according to the laws and regulations of the People's Republic of China and the place where the shares are listed. Unless otherwise agreed in this Agreement, other expenses incurred by the parties in performing this Agreement shall be borne by themselves.

ARTICLE 7 REPRESENTATIONS AND WARRANTIES

7.1 Party A warrants that it has the full right to dispose of the Consideration Shares, and said shares are free from any rights or defects.

7.2 Party C and Party D warrant that they have the legal capacity and authority to execute this Agreement and to accept the share grant. Party C warrants that it will use its best commercial efforts to help make the Target Company achieve the Performance Targets.

7.3 Each party warrants that all information provided to the other parties is true, accurate, and complete.

ARTICLE 8 LIABILITY FOR BREACH OF AGREEMENT

8.1 If Party C breaches its performance commitments, Party A shall have the right to suspend the release of shares and demand that Party C compensate for the losses incurred by Party A as a result thereof.

8.2 If Party A and/or Party D, without a justified reason, refuse or delay cooperation in the release of shares that meet the release conditions, for each day of delay, they shall pay a penalty to Party C calculated at 0.01% of the market value of the shares not released. The total penalty shall not exceed 5% of the total market value of the shares not released.

8.3 Any party that breaches other terms of this Agreement shall compensate the non-breaching party for all losses suffered as a result.

ARTICLE 9 CONFIDENTIALITY OBLIGATIONS

9.1 The parties shall maintain perpetual confidentiality regarding the existence, content, performance of this Agreement, and any trade secrets of the other parties learned in connection with this Agreement.

9.2 No party shall disclose any content of this Agreement to any third party without the prior written consent of the other parties.

ARTICLE 10 GOVERNING LAW AND DISPUTE RESOLUTION

10.1 The execution, validity, interpretation, performance, and dispute resolution of this Agreement shall be governed by the laws of the People's Republic of China.

10.2 Any dispute arising from or in connection with this Agreement shall first be resolved through friendly negotiation. If negotiation fails, any party shall have the right to submit the dispute to the China International Economic and Trade Arbitration Commission (CIETAC) for arbitration in accordance with its rules in effect at the time of applying for arbitration. The place of arbitration shall be Shanghai. The arbitral award is final and binding upon all parties.

ARTICLE 11 MISCELLANEOUS

11.1 Effectiveness: This Agreement shall take effect from the date of signature and sealing (if applicable) by the legal representatives or authorized representatives of all parties.

11.2 Amendment: Any amendment or supplement to this Agreement requires the written consent of all parties.

11.3 Notices: All notices under this Agreement shall be sent in writing to the addresses stated on the first page of this Agreement. Notice shall be deemed effectively given on the third day after sending by courier.

11.4 Severability: If any provision of this Agreement is deemed invalid or unenforceable, it shall not affect the validity of the remaining provisions.

11.5 Counterparts: This Agreement is executed in four (4) counterparts, with Party A, Party B, Party C, and Party D each holding one (1) counterpart, all having equal legal effect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date indicated below.

Date: August 26, 2026

Party A: Kaixin Holdings

Party B: Jet Sound Hong Kong Company Limited

Party C: Hsiao-Ching Chiu

Party D: AUTOA2A, LTD.